Filed Pursuant to Rule 433

Registration Statement No. 333-236491

Pricing Term Sheet

May 3, 2021

eBay Inc.

$750,000,000 1.400% Notes due 2026

$750,000,000 2.600% Notes due 2031

$1,000,000,000 3.650% Notes due 2051

Pricing Term Sheet

This pricing term sheet supplements, and should be read in conjunction with, eBay Inc.’s preliminary prospectus supplement dated May 3, 2021 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated February 18, 2020 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	eBay Inc. (the “Company”)

Securities:

1.400% Notes due 2026 (the “2026 Notes”)

2.600% Notes due 2031 (the “2031 Notes”)

3.650% Notes due 2051 (the “2051 Notes”)

The 2026 Notes, the 2031 Notes and the 2051 Notes (collectively, the “Notes”) will each constitute a separate “series” of the Company’s debt securities under the indenture governing the Notes.

Security Type:	Senior unsecured notes

Principal Amount:	2026 Notes: $750,000,000 2031 Notes: $750,000,000 2051 Notes: $1,000,000,000

Expected Ratings*:	Baa1 (stable) by Moody’s Investors Service, Inc. BBB+ (stable) by S&P Global Ratings

Trade Date:	May 3, 2021

Settlement Date:	May 10, 2021 (T+5)

Maturity Date:	2026 Notes: May 10, 2026 2031 Notes: May 10, 2031 2051 Notes: May 10, 2051

Interest Payment Dates:

2026 Notes: May 10 and November 10 of each year, commencing on November 10, 2021

2031 Notes: May 10 and November 10 of each year, commencing on November 10, 2021

2051 Notes: May 10 and November 10 of each year, commencing on November 10, 2021

Record Dates:	2026 Notes: April 25 and October 26 of each year 2031 Notes: April 25 and October 26 of each year 2051 Notes: April 25 and October 26 of each year

Coupon (Interest Rate):	2026 Notes: 1.400% per year, accruing from May 10, 2021 2031 Notes: 2.600% per year, accruing from May 10, 2021 2051 Notes: 3.650% per year, accruing from May 10, 2021

Benchmark Treasury:	2026 Notes: 0.750% due April 30, 2026 2031 Notes: 1.125% due February 15, 2031 2051 Notes: 1.625% due November 15, 2050

Benchmark Treasury Price and Yield:	2026 Notes: 99-20; 0.827% 2031 Notes: 95-21+; 1.605% 2051 Notes: 85-15+; 2.305%

Spread to Benchmark Treasury:	2026 Notes: 60 basis points 2031 Notes: 100 basis points 2051 Notes: 135 basis points

Yield to Maturity:	2026 Notes: 1.427% 2031 Notes: 2.605% 2051 Notes: 3.655%

Price to Public:

2026 Notes: 99.870% of Principal Amount, plus accrued interest, if any

2031 Notes: 99.956% of Principal Amount, plus accrued interest, if any

2051 Notes: 99.909% of Principal Amount, plus accrued interest, if any

Redemption Provisions:

The 2026 Notes are redeemable at the Company’s option, at any time in whole or from time to time in part, prior to April 10, 2026 (the “2026 Notes Par Call Date”), the 2031 Notes are redeemable at the Company’s option, at any time in whole or from time to time in part, prior to February 10, 2031 (the “2031 Notes Par Call Date”) and the 2051 Notes are redeemable at the Company’s option, at any time in whole or from time to time in part, prior to November 10, 2050 (the “2051 Notes Par Call Date;” the 2026 Notes Par Call Date, the 2031 Notes Par Call Date and the 2051 Notes Par Call Date are hereinafter sometimes called, individually, a “Par Call Date”), in each case at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes of the applicable series to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes of such series to be redeemed (exclusive of accrued and unpaid interest to the applicable redemption date) that would be due if the Notes of such series matured on the Par Call Date for the Notes of such series, discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points in the case of the 2026 Notes, 15 basis points in the case of the 2031 Notes and 25 basis points in the case of the 2051 Notes, plus, in the case of both clauses (i) and (ii) above, accrued and unpaid interest, if any, on the principal amount of the Notes of such series being redeemed to such redemption date.

The 2026 Notes are redeemable at the Company’s option, at any time in whole or from time to time in part, on and after the 2026 Notes Par Call Date, the 2031 Notes are redeemable at the Company’s option, at any time in whole or from time to time in part, on and after the 2031 Notes Par Call Date and the 2051 Notes are redeemable at the Company’s option, at any time in whole or from time to time in part, on and after the 2051 Notes Par Call Date, in each case at a redemption price equal to 100% of the principal amount of the Notes of the applicable series to be redeemed, plus accrued and unpaid interest, if any, on the principal amount of the Notes of such series being redeemed to the applicable redemption date.

For additional information, including the definition of “Treasury Rate” and other relevant terms, see “Description of Notes – Optional Redemption” in the Preliminary Prospectus Supplement.

Change of Control Triggering Event:	If a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) occurs with respect to the Notes of any series, the Company will be required, subject to certain exceptions, to offer to repurchase the Notes of such series at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the applicable Change of Control Payment Date (as defined in the Preliminary Prospectus Supplement). The provisions of the Notes of each series that may require us to offer to purchase Notes of such series upon the occurrence of a Change of Control Triggering Event with respect to the Notes of such series, and what constitutes a Change of Control Triggering Event with respect to the Notes of any series, are subject to important exceptions and limitations and you should carefully review the information appearing under the headings “Risk Factors” and “Description of Notes—Change of Control Triggering Event” in the Preliminary Prospectus Supplement for additional information and for the definitions of “Change of Control Triggering Event,” “Change of Control Payment Date” and other relevant terms.

CUSIP / ISIN:	2026 Notes: 278642 AX1 / US278642AX15 2031 Notes: 278642 AY9 / US278642AY97 2051 Notes: 278642 AZ6 / US278642AZ62

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. BofA Securities, Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Managers:

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Mischler Financial Group, Inc.

Morgan Stanley & Co. LLC

Penserra Securities LLC

Standard Chartered Bank**

Siebert Williams Shank & Co., LLC

Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) and preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC that are incorporated by reference or deemed to be incorporated by reference in such prospectus for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611, Goldman Sachs & Co. LLC at 1-866-471-2526, or HSBC Securities (USA) Inc. 1-866-811-8049.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

*

The credit ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other securities rating.

**	Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.